Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY SHAREHOLDERS APPROVE ALL
RESOLUTIONS AT ANNUAL MEETING OF SHAREHOLDERS

May 12, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) held its Annual and Special Meeting of Shareholders on May 9, 2014, in Calgary. A total of 201.52 million shares, representing approximately 50.60% of common shares, were represented in person or by proxy at the meeting.

During the regular business proceedings at the meeting, shareholders approved the resolutions below. For comparison, the Company has also included the voting results in favour of resolutions that were passed at last year’s Annual and Special Meeting of Shareholders, which had approximately 49.14% of common shares represented in person or by proxy.

1.  Fixing Number of Directors

The appointment of eight board members for the ensuing year was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2013 Votes For
196,945,271	99.58%	830,170	0.42%	99.68%

“Last year, we amended our articles to give us the flexibility to add additional directors to our board, so we’re pleased to fill two of those spots with Rene Amirault and Bob Heinemann,” said Scott Saxberg, president and CEO of Crescent Point. “Our board members are a diverse group with a broad skill set, and we are continuing to look for an additional board member to further strengthen the team.”

2.  Election of Directors

The eight director nominees proposed by management were elected by a show of hands. Proxies and in-person votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent	2013 Votes For
Rene Amirault	194,254,995	99.71%	559,349	0.29%	N/A
Peter Bannister	194,377,433	99.78%	436,911	0.22%	99.86%
Kenney F. Cugnet	193,409,519	99.28%	1,404,825	0.72%	96.96%
D. Hugh Gillard	184,971,482	94.95%	9,842,862	5.05%	97.16%
Robert F. Heinemann	194,404,564	99.79%	409,780	0.21%	N/A
Gerald A. Romanzin	185,396,313	95.17%	9,418,031	4.83%	91.95%
Scott Saxberg	194,427,117	99.80%	387,227	0.20%	96.91%
Gregory G. Turnbull, QC	136,567,068	70.09%	58,271,260	29.91%	73.96%

3. Amendment to the Restricted Share Bonus Plan

The amendment to the restricted share bonus plan was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2013 Votes For
187,516,598	96.24%	7,321,730	3.76%	N/A

4.  Approval of Share Amendment to Implement the Share Dividend Program

The resolution to amend the Company’s articles of amalgamation to implement the Share Dividend Program (“SDP”) was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2013 Votes For
194,141,288	99.64%	697,521	0.36%	N/A

Crescent Point expects the SDP to be implemented next week and to be available to shareholders for the May 2014 dividend, in respect of May 2014 production. More details about the SDP will be posted on the Company’s website before Crescent Point’s next dividend announcement, which is expected to be on May 15, 2014.

5.  Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point’s auditors was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Withheld	Percent	2013 Votes For
197,697,964	98.96%	2,085,396	1.04%	99.83%

6.  Advisory Vote on Executive Compensation

The resolution to accept the Company’s approach to executive compensation, the full text of which is set forth in the Information Circular, was approved by ballot. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2013 Votes For
109,886,038	56.67%	84,019,997	43.33%	97.29%

The board of directors acknowledges the level of support received for Crescent Point’s executive compensation and will consider this vote in structuring future compensation packages.

“Our executive compensation programs are adjusted on an ongoing basis to reflect the rapid growth and performance of the company. From inception, Crescent Point’s executive compensation has been very aligned with shareholders. In 2013, 90 percent of executive compensation was equity-based, which is restricted and vests in periods of up to three years. To put our 2013 executive compensation in context, our total corporate G&A cost, including equity-based compensation, is one of the lowest among our peers at less than eight percent of our netback. We’ve calculated the average of our peer group, as listed in our information circular, to be approximately 13 percent,” said Hugh Gillard, the chair of Crescent Point’s compensation committee. “However, as indicated in the Company’s information circular, an independent consultant was retained earlier in the year to provide advice on compensation structure. Once completed, we will provide a timely response to shareholders explaining the actions by the board.”

The biographies of Crescent Point’s board members and more details about the Company’s corporate governance practices are available on www.crescentpointenergy.com.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of more than CDN$18 billion and an annual dividend of CDN$2.76 per common share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6